June 17, 2005

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gateway, Inc. Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-123579

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m., Eastern Daylight time, on June 17, 2005, or as soon thereafter as is practicable.

Gateway, Inc. (the “Company”) acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, GATEWAY, INC.

By:	/s/ Roderick M. Sherwood III
Name:	Roderick M. Sherwood III
Title:	Senior Vice President and Chief Financial Officer

cc:    Bruce K. Dallas, Esq.

         Davis Polk & Wardwell